                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 24039
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2002



                                    CONTENTS

                                                                     Page

Summary of Billings                                                    1

Derivation of Billing Rates                                            2

Calculation of Allowed Cost of Capital - Effective April 1, 2002       3

                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
                               SUMMARY OF BILLINGS
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2002
                                               January 2002                February 2002                   March 2002
                                        --------------------------  ---------------------------  ---------------------------
                                        Tons       Fee      Amount  Tons        Fee      Amount  Tons        Fee      Amount
                                        ----       ---      ------  ----        ---      ------  ----        ---      ------
                                                (per ton)    (000)           (per ton)    (000)           (per ton)    (000)

BARGING SERVICE BILLINGS TO AFFILIATES
  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant. . . . . . . . . . . .  169,722   $1.82      $308   192,188    $1.76      $337   208,284    $1.67       $347
                                                  =====                        =====                        =====

    Amos Plant . . . . . . . . . . . .     -      $ -          -      5,397    $1.29         7      -       $ -            3
                                        -------   =====      ----   -------    =====      ----   -------    =====       ----

      Total. . . . . . . . . . . . . .  169,722              $308   197,585               $344   208,284                $350
                                        =======              ====   =======               ====   =======                ====

  Appalachian Power Company:
    Mountaineer Plant. . . . . . . . .  222,192   $2.00      $444   357,877    $2.41      $862   200,889    $2.59       $520
                                                  =====                        =====                        =====

    Kanawha River Plant. . . . . . . .   90,420   $0.71        64    10,137    $0.71         7    16,655    $0.70         12
                                        -------   =====      ----   -------    =====      ----   -------    =====       ----

      Total. . . . . . . . . . . . . .  312,612              $508   368,014               $869   217,544                $532
                                        =======              ====   =======               ====   =======                ====

  Ohio Valley Electric Company . . . .    7,389   $2.32      $ 17     1,698    $1.58      $  3      -       $ -         $ -
                                        =======   =====      ====   =======    =====      ====   =======    =====       ====

  Indiana Michigan Power Company:
    Tanners Creek. . . . . . . . . . .  195,813   $3.18      $622   150,274    $2.99      $450   105,697    $3.36       $356
                                        =======   =====      ====   =======    =====      ====   =======    =====       ====

  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant . . . . . . . . . .  642,195   $1.70    $1,094   705,112    $1.68    $1,187   734,909    $1.72     $1,260
                                        =======   =====    ======   =======    =====    ======   =======    =====     ======

  Ohio Power Company:
    Cardinal Plant (Unit 1). . . . . .     -      $ -        $ -     49,776    $1.94    $   97     4,559    $2.21       $ 10
                                                  =====                        =====                        =====

    Gavin Plant. . . . . . . . . . . .  344,988   $1.53       527   393,484    $2.40       945   405,214    $2.12        858
                                                  =====                        =====                        =====

    Kammer Plant . . . . . . . . . . .     -      $ -          -       -       $ -        -       10,315    $5.90         61
                                        -------   =====      ----   -------    =====    ------   -------    =====       ----

      Total. . . . . . . . . . . . . .  344,988              $527   443,260             $1,042   420,088                $929
                                        =======              ====   =======             ======   =======                ====

BARGING SERVICE BILLINGS
------------------------
TO UNAFFILIATED COMPANIES:
-------------------------
  Buckeye Power Company:
    Cardinal Plant (Unit 2 & 3). . . .   79,311   $2.45      $194   353,736    $2.46      $872   280,059    $2.52       $706
                                        =======   =====      ====   =======    =====      ====   =======    =====       ====

  Other Coal . . . . . . . . . . . . .     -      $ -        $ -     26,410    $1.80      $ 48    50,900    $1.80       $ 92
                                        =======   =====      ====   =======    =====      ====   =======    =====       ====

  Other. . . . . . . . . . . . . . . .   89,411              $188    80,490               $176    88,247                $212
                                        =======              ====   =======               ====   =======                ====

Note: The above amounts include demurrage charges.

TOWING SERVICE BILLINGS
TO AFFILIATED COMPANIES:

  AEP Resources, Inc.
  MEMCO Barge Line . . . . . . . . . .     -        -        $292      -         -        $294      -         -         $357
                                        =======              ====   =======               ====   =======                ====

TOWING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES. . . . . . .                         $5                           $9                            $1
-------------------------                                      ==                           ==                            ==


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
                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
              DERIVATION OF BILLING RATES FOR THE PERIOD JANUARY 1,
                2002 THROUGH DECEMBER 31, 2002 BASED ON PROJECTED
              COSTS FOR THE PERIOD JANUARY 1, 2002 THROUGH DECEMBER 31, 2002
                                     Projected     Non-Assigned    Upper Ohio                      Lower Ohio    Upper Ohio
                                        Cost           Cost         & Kanawha     Green & Ohio     Tanners Crk   (Contract)
                                    -----------    ------------    -----------    ------------     -----------   ----------
DIRECT EXPENSES:
  Rent . . . . . . . . . . . . . .   $16,606,085   $ 1,126,803     $ 7,664,873     $ 3,973,674     $ 1,546,014   $2,294,721
  Wages. . . . . . . . . . . . . .    14,653,072       122,530       5,769,664       4,974,641       1,592,922    2,193,315
  Fuel . . . . . . . . . . . . . .     8,457,521        14,172       2,569,389       4,018,693         862,448      992,819
  Fuel Taxes . . . . . . . . . . .     2,407,985         2,612         758,932       1,104,441         248,666      293,334
  Supplies . . . . . . . . . . . .     5,175,832       122,175       2,143,793       1,607,813         520,719      781,332
  Tow Services . . . . . . . . . .     3,063,134          -          2,602,065            -               -         461,069
  Other Taxes. . . . . . . . . . .       150,000          -             10,000          95,000          45,000         -
                                     -----------   -----------     -----------     -----------     -----------   ----------

    Total Equipment Expenses . . .    50,513,629     1,388,292      21,518,716      15,774,262       4,815,769    7,016,590

Ton Mile Ratio . . . . . . . . . .                                    0.519295        0.369258        0.111446     0.000000
                                                                      --------        --------        --------     --------

Adjusted Nonassigned Allocations .                 $(1,388,292)        720,934         512,638         154,720         -
                                                   ===========

Allocated Overhead Expenses. . . .     9,680,218                     5,026,891       3,574,502       1,078,825         -

Return on Investment . . . . . . .     1,203,877                       625,167         444,542         134,168         -

Contract Revenue . . . . . . . . .      (325,000)                     (168,771)       (120,009)        (36,220)        -

Re-allocation of Cost or (Revenue)
  to Affiliated Rates. . . . . . .          -                         (569,272)       (404,796)       (122,172)   1,096,240

Non-Affiliated Contracts . . . . .   (10,276,830)                   (2,164,000)           -               -      (8,112,830)

Less Contract Tow Barge &
  O/H Costs. . . . . . . . . . . .          -             -               -               -               -            -
                                     ------------  ------------    ------------    ------------     ----------    ----------

    Total Projected Cost
      (Revenue Requirement). . . .   $50,795,894   $      -        $24,989,665     $19,781,139     $6,025,090    $     -
                                     ===========   ============    ===========     ===========     ==========    ===========


Adjusted Ton Miles . . . . . . . .10,632,364,809                 4,818,285,309   3,426,167,400  1,034,055,600 1,353,856,500
                                  --------------                 -------------   -------------  ------------- -------------

Cost Per Adjusted Ton Mile * . . .                                    $0.00519        $0.00577       $0.00583
                                                                      ========        ========       ========


* Incorporated in the January 2002 billings.





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                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
                          RATE OF RETURN ON INVESTMENT


                                                                  AFTER-TAX
                  @12/31/01       PERCENT       EFFECTIVE         WEIGHTED
COMPONENT           (000)         OF TOTAL         COST        RATE OF RETURN
---------       ------------      --------      ---------      --------------

Long-term Debt  $1,415,993 a        60.50%        7.13% c           4.31%

Preferred Stock     73,681           3.15%        6.27% c           0.20%

Common Stock       850,733 b        36.35%       12.00% d           4.36%
                ----------         ------                           ----

Total           $2,340,407         100.00%                          8.87%
                ==========         ======                           ====


a) Long-term debt is net of unamortized debt expense and the unamortized loss on reacquired debt and excludes the liability for spent nuclear fuel disposal costs.

b) Common Equity includes the premium on preferred stock and excludes undistributed subsidiary earnings.

c)       Cost at 12/31/01.

d)       The rate ordered by the IURC in I&M's 1993 retail rate proceeding.

* Rate will be applied for billing purposes to the twelve months period commencing April 1, 2002.